Aurora Cannabis Gains Exclusive License to Novel Patented Sub-Lingual Wafer Technology from CTT Pharmaceutical

Convenient, High Bioavailability, Rapid Onset of Action Drug Delivery

TSX: ACB TSX: CMED OTC: CTTH

EDMONTON, SASKATOON and HAMILTON, ON, April 16, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM), CanniMed Therapeutics Inc. ("CanniMed") (TSX: CMED) and CTT Pharmaceutical Holdings, Inc., ("CTT") (OTC:CTTH) announced today that further to the CanniMed/CTT news release of February 17, 2017, the companies have entered into a three-way agreement that provides Aurora, through its ownership of CanniMed, with joint exclusivity on the distribution in Canada of CTT's novel, patented drug delivery technologies.

This collaboration includes the licensing by CTT to CanniMed and Aurora of six patents related to cannabinoid delivery for pain management that will enable CanniMed and Aurora to exclusively develop and commercialize this unique, sub-lingual (beneath the tongue) wafer, drug delivery system in Canada.

Orally Dissolvable Thin Film ("ODF") Wafers are a proprietary drug delivery mechanism in the form of paper-thin polymer films used as carriers for pharmaceutical agents, with the following benefits:

•	ODF Wafer is taken orally but does not require water or swallowing
•	ODF Wafers dissolve quickly in the oral cavity (5-15 seconds), with the active ingredient rapidly absorbed and diffused for direct access to the bloodstream.
•	The active ingredient, once absorbed, can bypass the liver's first-pass effect, improving therapeutic outcomes and efficacy through improved bioavailability and facilitates excellent patient compliance.
•	ODF Wafers are suitable for a wide range of patients, including for geriatric and pediatric patients who experience difficulty swallowing.

The companies are currently working together toward obtaining Health Canada approval prior to marketing and distributing the sub-lingual wafer.

"Aurora is rapidly developing new product forms and delivery technologies, to provide our Canadian and international patients with a wide range of convenient, reliable and effective means of using medical cannabis," stated Terry Booth, CEO of Aurora. "We believe that a significant segment of the medical cannabis market remains untapped, as it requires novel drug delivery technologies such as these to address as yet unmet needs. Through our acquisition of CanniMed, we are now able to accelerate growth of both companies by combining improved access to medical innovations and our well-developed domestic and international distribution channels."

Dr. Pankaj Modi, CEO of CTT Pharma, added, "We are excited about the growth potential that our exclusive Canadian partnership with CanniMed and Aurora offers. Their large and rapidly growing patient base, both in Canada and around the world represent a significant distribution opportunity for our sub-lingual wafer technology, and with the establishment of CanniMed as the heart of Aurora's Medical Cannabis Centre of Excellence, we anticipate that Aurora's proven track record of execution will accelerate market development for our products."

Aurora is accelerating a number of strategic initiatives, including the key objective of marketing and developing new, high margin, standardized dosage forms including the oral wafer technology licensed by CanniMed from CTT Pharmaceuticals.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

About CanniMed Therapeutics

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products.

CanniMed, through its subsidiaries, was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years and has been producing safe and consistent medical cannabis for thousands of Canadian patients, with no incident of product diversion or recalls.

For more information, please visit our websites: www.cannimed.ca

About CTT Pharmaceutical Holdings, Inc.

CTTH's principal asset is a unique and novel patented drug delivery technology, an orally administered, fast dissolving thin film (the "Wafer"). This technology platform will target both the human and veterinarian (pet) markets for treatment of many diseases. The Company believes that its Wafer technology will be one of the first to gain use in major markets such as pain management. Several Canadian and U.S. patents protect the Oral Thin Film (Wafer) formulation.

CTTH's oral fast dissolving drug delivery systems consists of edible Wafers that dissolve without water and within a few seconds after placement in the mouth. The majority of drugs administered using our drug delivery system mirror injections in that they have the ability to enter the bloodstream quickly, are convenient and discrete, and can be administered anywhere. A faster absorption rate is achieved because the mouth contains a very thin mucosa and is extremely vascular. There is no bitter taste, no smoke inhalation, less degradation of medication (by bypassing the stomach) and most importantly lower dosage units are required given the efficacy of absorption. Patient compliance is also improved especially with those who have a fear of choking or difficulty swallowing, and/or are pediatric, geriatric or incapacitated.

For more information, please visit our website: www.cttpharmaceuticals.com

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The companies are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.	CanniMed Therapeutics Inc
Terry Booth	André Jérôme
CEO	InterimCEO

SOURCE CanniMed Therapeutics Inc.

View original content:http://www.newswire.ca/en/releases/archive/April2018/16/c7615.html

%SEDAR: 00040256E

For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1.416.586.1938, cmacphail@national.ca; For CTT: Dr. Pankaj Modi, info@cttpharmaceuticals.com, +1.866.803.8386

CO: CanniMed Therapeutics Inc.

CNW 07:00e 16-APR-18